HLS Systems International, Ltd.
625 Broadway, Suite 1111
San Diego, CA 92101

February 14, 2007

VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Facsimile: 202-772-9220

Re:	Registration Statement on Form S-4 (File No. 333-140700) of HLS Systems International, Ltd.

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, HLS Systems International, Ltd. (the “Registrant”) hereby applies for the immediate withdrawal of its Registration Statement on Form S-4, together with all exhibits thereto, File No. 333-140700 (collectively, the “Registration Statement”). The Registration Statement was filed with the Securities and Exchange Commission on February 14, 2007 on Form S-4 in error and should have been filed on Form S-4/A. As a result, the Registrant is withdrawing the Registration Statement and will immediately re-file the Registration Statement on Form S-4/A. The Registration Statement has not been declared effective and no securities have been sold pursuant to the Registration Statement.

If you have any questions regarding this application for withdrawal, please contact the undersigned or Douglas J. Rein of DLA Piper US LLP, at 858-677-1443.

Sincerely,

/s/ Kerry Propper
Kerry Propper
Chief Financial Officer
HLS Systems International, Ltd.